Eletrobrás

DFR
AV.PRES.VARGAS, 409, 9°and.
20071-003 RIO DE JANEIRO-RJ
TEL: (021) 514-6327
FAX: (021) 242-2694

CTA/DFR-1917 /02

[redacted]

02028242

Rio de Janeiro, March 14th , 2002.

02 APR -3 AM 8:2

SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549 - USA
Att.: DIVISION OF CORPORATION FINANCE

SUPPL

Re: Submission pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934 for Centrais Elétricas Brasileiras S.A. - ELETROBRÁS (File nº 82-3939)

Dear Sirs,

We are furnishing this letter and the attached information pursuant to paragraph (b) of Rule 12g 3-2(b) (the "Rule") under the Securities Exchange Act of 1934.

Attached to this letter we are enclosing copy of ANNOUNCEMENT OF MEETING published on December 14th , 2002.

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

With regards,

MARY-ANNIE CAIRNS GUERRERO
Head of Funding and Investor Relations Department

ELETROBRÁS - Centrais Elétricas Brasileiras S.A.

Ministry of Mines and Energy

ANNOUNCEMENT OF MEETING

134th Extraordinary Shareholders' Meeting

ELETROBRÁS´ shareholders are invited to the Extraordinary Shareholders' Meeting to be held at the company's main office, at Setor de Autarquias Norte, Edifício da Petrobrás, 4th floor, Brasília, Distrito Federal, on April 01st, 2002, at 3:00 pm., to discuss the following subject:

1. Election of 2 (two) Members of the Administrative Council,

2. Detailing of the decision relating to the Stockholders Meeting, which took place on December 20th, 2001 regarding the issuance of local debentures in the amount of R$ 600 million, as following:

    - Appointment of the Administration Council of ELETROBRÁS to approve all subjects relating to first paragraph of article 59 of Law # 6,404/76, as well as to clarify questions that the Comissão Nacional de Valores Mobiliários – CVM might have, which should be delegated to de Board of Directors.
    - Appointment of the Board of Directors to take all necessary actions in order to issue this debenture

According to Instruction #165, dated December 11th, 1991, of Comissão de Valores Mobiliários, the minimum participation percentage in the voting capital necessary to request the adoption of multiple vote will be of 5% (five per cent).

The participation in such meetings will be conditioned to the delivery, at ELETROBRÁS office, of a declaration issued by the depositary institution, stating the condition of shareholder. Such delivery must take place until March 27th, 2002 at Departamento de Captação de Recursos e Relações com Investidores - DFR, Divisão de Relações com Investidores - DFRM, at Avenida Presidente Vargas, 409 – 9th floor, Rio de Janeiro, RJ, from 8:00 a.m. to 12:00 a.m. and from 2:00 p.m. to 5:00 p.m.

Brasília, March 13th, 2002.

LUIZ GONZAGA LEITE PERAZZO
Deputy President of the Administrative Council